U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 12B-25

                             Commission File Number:

                           NOTIFICATION OF LATE FILING

                                  (Check One):
      [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [] Form N-SAR

                       For Period Ended: December 31, 2002

      [ ] Transition Report on Form 10-K     [ ] Transition Report on Form 10-Q
      [ ] Transition Report on Form 20-F     [ ] Transition Report on Form N-SAR
      [ ] Transition Report on Form 11-K

                        For the Transition Period Ended:

            NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

 If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                   QT 5, Inc.
              ----------------------------------------------------
             (Exact name of registrant as specified in its charter)


           Delaware                        0-25022              72-7148906
 -------------------------------  -----------------------   -------------------
 (State or other jurisdiction of  (Commission File Number)   (I.R.S. Employer
  Incorporation Or Organization)                             Identification No.)

                       5655 Lindero Canyon Road, Suite 120
                       Westlake Village, California 91362
             ------------------------------------------------------
               (Address of principal executive offices) (Zip Code)

                                 (818) 338-1510
                                 ---------------
               Registrant's telephone number, including area code

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                       PART II - RULES 12B-25(B) AND (C)
                       ---------------------------------

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-(b), the following should be completed. (Check box, if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-KSB, Form 20-F, 11-K or Form N- SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE
                              --------------------

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

On December 11, 2002, the Company filed a definitive information Statement relating to the reverse merger of the Registrant and Quicktest 5, Inc. (the "Merger"). In addition, the registrant changed its law firm, controller and accounting firm. Further, under the terms of the Merger, the Registrant changed its accounting year from December 31 to June 30. The Merger and its attendant subsequent event disclosure has made it impractical to file the Form 10-KSB without unreasonable effort or expense. As a consequence of these significant changes, our independent auditors have not been able to complete their audit.

As previously reported, a change in control of the Registrant (the "Change In Control") occurred on January 9, 2003, the effective date of the Merger. In connection with the Change In Control, the Board of Directors of the Registrant and its entire staff were reconstituted and new senior executive officers of the Registrant were elected.

For all of the above-stated reasons, the preparation of the Registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2002, including the financial statements to be included therein, could not be completed by the prescribed filing date of March 31, 2003 without unreasonable effort or expense.

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                          PART IV - OTHER INFORMATION
                          ---------------------------

(1) Name and telephone number of person to contract in regard to this notification.

                 Steve Reder           (818)            338-1510
                 ------------           ---             --------
                 (Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                   QT 5, Inc.
                            -----------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


DATE:  MARCH 31, 2002                           BY: /S/STEVE REDER
                                                  -------------------------
                                                  Steve Reder
                                                  President